UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Panhandle Royalty Company

(Name of Issuer)

Class A Common Stock (voting) - $0.0333 Par Value

(Title of Class of Securities)

698477 10 6

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[**x**]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. **Names of Reporting Persons**
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only)

2. **Check the Appropriate Box if a Member of a Group***
   (a)
   (b) [X]

3. **SEC Use Only**

4. **Citizenship or Place of Organization**
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
5. **Sole Voting Power:** -0-	
6. **Shared Voting Power:** 113,058	
7. **Sole Dispositive Power:** -0-	
8. **Shared Dispositive Power:** 113,058	

9. **Aggregate Amount Beneficially Owned by Each Reporting Person**
   113,058

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares*** [ ]

11. **Percent of Class Represented by Amount in Row (9)**
    5.4%

12. **Type of Reporting Person***
    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. **Names of Reporting Persons**
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only)
   65-1191188

2. **Check the Appropriate Box if a Member of a Group***
   (a)
   (b) [X]

3. **SEC Use Only**

4. **Citizenship or Place of Organization**
   New York

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

5. **Sole Voting Power:** -0-

6. **Shared Voting Power:** 5,250

7. **Sole Dispositive Power:** -0-

8. **Shared Dispositive Power:** 5,250

9. **Aggregate Amount Beneficially Owned by Each Reporting Person**
   5,250

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares*** [ ]

11. **Percent of Class Represented by Amount in Row (9)**
    0.3%

12. **Type of Reporting Person***
    CO, BD

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. **Names of Reporting Persons**
    Robotti & Company Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only)
    65-1191184

2. **Check the Appropriate Box if a Member of a Group***
    (a)
    (b) [X]

3. **SEC Use Only**

4. **Citizenship or Place of Organization**
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
5. **Sole Voting Power:** -0-	
6. **Shared Voting Power:** 11,861	
7. **Sole Dispositive Power:** -0-	
8. **Shared Dispositive Power:** 11,861	

9. **Aggregate Amount Beneficially Owned by Each Reporting Person**
    11,861

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares*** [ ]

11. **Percent of Class Represented by Amount in Row (9)**
    0.6%

12. **Type of Reporting Person***
    CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. **Names of Reporting Persons**
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only)
   11-2627501

2. **Check the Appropriate Box if a Member of a Group***
   (a)
   (b) [X]

3. **SEC Use Only**

4. **Citizenship or Place of Organization**
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. **Sole Voting Power:** -0-
	6. **Shared Voting Power:** 1,335
	7. **Sole Dispositive Power:** -0-
	8. **Shared Dispositive Power:** 1,335

9. **Aggregate Amount Beneficially Owned by Each Reporting Person**
   1,335

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares*** [ ]

11. **Percent of Class Represented by Amount in Row (9)**
    0.1%

12. **Type of Reporting Person***
    CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. **Names of Reporting Persons**
    The Ravenswood Investment Company, L.P.
    I.R.S. Identification Nos. of above persons (entities only)
    11-2474002

2. **Check the Appropriate Box if a Member of a Group***
    (a)
    (b) [X]

3. **SEC Use Only**

4. **Citizenship or Place of Organization**
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. **Sole Voting Power:** -0-
	6. **Shared Voting Power:** 94,612
	7. **Sole Dispositive Power:** -0-
	8. **Shared Dispositive Power:** 94,612

9. **Aggregate Amount Beneficially Owned by Each Reporting Person**
    94,612

10. **Check if the Aggregate Amount in Row (9) Excludes Certain Shares*** [ ]

11. **Percent of Class Represented by Amount in Row (9)**
    4.5%

12. **Type of Reporting Person***
    PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1(a).   **Name Of Issuer:**

Panhandle Royalty Company

Item 1(b).   **Address of Issuer's Principal Executive Offices:**

Grand Centre, Suite 210, 5400 North Grand Blvd., Oklahoma City, OK 73112

Item 2(a).   **Name of Persons Filing:**

This statement is filed by:
(i)   Robert E. Robotti ("Robotti"), a United States citizen; and
(ii)   Robotti & Company, LLC ("Robotti LLC"), a New York corporation
        and broker-dealer; and
(iii)   Robotti & Company Advisors, LLC ("Robotti Advisors"), a New York
        corporation and investment advisor; and
(iv)   Robotti & Company, Incorporated, a New York corporation; and
(v)   The Ravenswood Investment Company, L.P., a New York limited
        partnership ("Ravenswood").

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**

c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, Suite 503
New York, New York 10017-3808

Item 2(c).   **Citizenship:**

See Item 2(a)

Item 2(d).   **Title of Class of Securities:**

Common Stock - $0.0333 Par Value ("Security")

Item 2(e).   **CUSIP Number**

698477 10 6

Item 3.   **If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
               Check Whether the Person Filing is a:**

(a)   [X]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).
(d)   [ ]   Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).
(e)   [X]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)   [ ]   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);
(g)   [ ]   A parent holding company or control person in accordance with Rule 13d-
            1(b)(1)(ii)(G);
(h)   [ ]   A savings association as defined in Section 3(b) of the Federal Deposit
            Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   **Ownership**

(a)   Robert E. Robotti shares beneficial ownership of 113,058 shares of the Security through the following:

- his ownership of Robotti LLC, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, by virtue of the investment discretion Robotti & Company has over its brokerage customers, which holds an aggregate of 750 shares of the Security; and
- his ownership of Robotti Advisors, an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E), by virtue of the investment discretion Robotti Advisors has over the accounts of its advisory clients, which hold an aggregate of 11,861 shares of the Security; and
- his ownership of Robotti & Company, which directly owns 1,335 shares of the Security; and
- the IRA of his wife, Suzanne Robotti, which holds 4,500 shares of the Security with Robotti LLC; and
- his position as Managing Member of Ravenswood Management Company, L.L.C ("Ravenswood Management"), which serves as the General Partner of Ravenswood. Ravenswood owns 94,612 shares of the Security.

(b)   The amount of 113,058 shares of the Security beneficially owned by Robert E. Robotti is 5.4% of the total outstanding shares of 2,089,101 Class A Common Stock $0.0333 Par Value per share as per the Issuer's most recent 10-K dated December 4, 2003.

(c)   (i)   Mr. Robotti does not have the sole power to vote or direct the vote of any shares of the Security.

(ii)   Mr. Robotti shares the power to vote or direct the vote of 113,058 shares of the Security through the following:

- he shares with Robotti LLC and its brokerage customers the power to vote or direct the vote of 750 shares of the Security; and
- he shares with Robotti Advisors and its advisory clients, the power to vote or direct the vote of 11,861 shares of the Security; and
- he shares with Robotti & Company the power to vote or direct the vote of 1,335 shares of the Security; and
- he shares with his wife, Suzanne Robotti, the power to vote or direct the vote of 4,500 shares of the Security; and
- he shares with the other Managing Member of Ravenswood Management, which serves as the General Partner of Ravenswood, the power to vote or to direct the vote of 94,612 shares of the Security.

(iii)   Mr. Robotti does not have sole power to dispose or to direct the disposition of any shares of the Security.

(iv) Mr. Robotti shares the power to dispose or to direct the disposition of 113,058 shares of the Security through the following:

- he shares with Robotti LLC and its brokerage customers the power to dispose or direct the disposition of 750 shares of the Security; and
- he shares with Robotti Advisors and its advisory clients, the power to dispose or direct the disposition of 11,861 shares of the Security; and
- he shares with Robotti & Company the power to dispose or direct the disposition of 1,335 shares of the Security; and
- he shares with his wife, Suzanne Robotti, the power to dispose or direct the disposition of 4,500 shares of the Security; and
- he shares with the other Managing Member of Ravenswood Management, which serves as the General Partner of Ravenswood, the power to vote or to direct the vote of 94,612 shares of the Security.

Item 5.   Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

By: /s/ Robert E. Robotti
Name: Robert E. Robotti

Robotti & Company, LLC

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
Title: General Partner

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member of Ravenswood
Management Company, L.L.C.